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SEC FILE NUMBER
65370

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stacey Braun Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

377 Broadway, 8th floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas H. Wexler	(212) 226-7707	DHWWexler@StaceyBraun.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas H. Wexler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stacey Braun Financial Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EUNICE BECKER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BE4619281
Qualified in New York County
Commission Expires September 24, 2025

Signature: [signature]

Title: President

[signature]

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

STACEY BRAUN FINANCIAL SERVICES, INC.
MEMBER NASD • SIPC

377 BROADWAY, NEW YORK, N.Y. 10013-3934
(212) 226-7707 • (888) 949-1925
FAX (212) 941-0759

LMHS, P.C.
80 Washington Street, Building S,
Norwell, Massachusetts 02061

To: LMHS, P.C.

We are providing this letter in connection with your review of Stacey Braun Financial Services, Inc's. assertions, included in the accompanying *Exemption Report Pursuant to SEC Rule 17a-5(d)(2)* (Exemption Report), in which (1) Stacey Braun Financial Services, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Stacey Braun Financial Services, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the "exemption provision) and (2) Stacey Braun Financial Services, Inc. stated that Stacey Braun Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year of 2021, without exception, for the purpose of expressing an opinion about whether, based on the results of your review procedures, you are aware of any material modifications that should be made to the Stacey Braun Financial Services, Inc's assertions for the Exemption Report to be fairly stated, in all material respects. Stacey Braun Financial Services, Inc's management is responsible for compliance with the exemption provisions and its assertions.

We confirm, to the best of our knowledge and belief, as of February 15, 2022, the following representations made to you during your review.

1. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the fiscal year and that the following assertions are the responsibility of management:
    a. Stacey Braun Financial Services, Inc. did not carry customer accounts of any kind,
    b. Stacey Braun Financial Services, Inc. did not receive customer funds or securities,
    c. Stacey Braun Financial Services, Inc. has not held funds or securities for or owe money or securities to customers;
2. The assertions included in our exemption report are the responsibility of management;
3. We have made available to you all records and other information relevant to our assertions, including all communications from regulatory agencies, internal auditors, others who perform an equivalent function, compliance functions, and other auditors concerning possible exceptions to the exemption provisions, received through the date of the auditor's review report; and
4. There are no known events or other factors that have arisen subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

President

STACEY BRAUN FINANCIAL SERVICES, INC.

MEMBER NASD • SIPC

377 BROADWAY, NEW YORK, N.Y. 10013-3934
(212) 226-7707 • (888) 949-1925
FAX (212) 941-0759

LMHS, P.C.
80 Washington Street, Building S,
Norwell, Massachusetts 02061

We are providing this letter in connection with your audit of the *balance sheet, statement of operations, and statement of cash flows* of Stacey Braun Financial Services, Inc. as of December 31, 2021 and for the January 1, 2021 to December 31, 2021 then ended, for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Stacey Braun Financial Services, Inc. in accordance with accounting principles generally accepted in the United States of America (GAAP). We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in accordance accounting principles generally accepted in the United States of America (GAAP) and that we are responsible for establishing and maintaining controls that are sufficient to provide a reasonable basis for the preparation of reliable financial statements in accordance accounting principles generally accepted in the United States of America (GAAP).

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of February 15, 2022 the following representations made to you during your audit(s).

1. The financial statements referred to above are fairly presented in accordance with accounting principles generally accepted in the United States of America (GAAP).
2. We have made available to you all:
   a. Financial records and related data, including the names of all related parties and all relationships and transactions with related parties.
   b. Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.
3. There have been no communications from regulatory agencies concerning noncompliance with or deficiencies in financial reporting practices.
4. There are no side agreements or other arrangements (either written or oral) that have not been disclosed to you.
5. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.
6. We believe that the effects of the uncorrected misstatements in the financial statements summarized in the attached schedule and aggregated by you during the current engagement are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.
7. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.
8. We have no knowledge of any fraud or suspected fraud affecting the entity involving (a) management, (b) employees who have significant roles in internal controls, or (c) others where the fraud could have a material effect on the financial statements.
9. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators, short sellers, or others.
10. Stacey Braun Financial Services, Inc. has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

a. Related-party transactions, including sales, purchases, loans, transfers, leasing arrangements, and guarantees, and amounts receivable from or payable to related parties.
b. Guarantees, whether written or oral, under which Stacey Braun Financial Services, Inc. is contingently liable.
c. Significant estimates and material concentrations known to management that are required to be disclosed in accordance with ASC 275, *Risks and Uncertainties*. Significant estimates are estimates at the balance sheet date that could change materially within the next year. Concentrations refer to volumes of business, revenues, available sources of supply, or markets or geographic areas for which events could occur that would significantly disrupt normal finances within the next year.

12. There are no:
    a. Violations or possible violations of laws or regulations whose effects should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.
    b. Unasserted claims or assessments that our lawyer has advised are probable of assertion and must be disclosed in accordance with ASC 450, *Contingencies*.
    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by ASC 450, *Contingencies*.
13. Stacey Braun Financial Services, Inc. has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
15. We represent to you the following for Stacey Braun Financial Services, Inc. fair value measurements and disclosures:
    a. The underlying assumptions are reasonable and they appropriately reflect management's intent and ability to carry out its stated courses of action.
    b. The measurement methods and related assumptions used in determining fair value are appropriate in the circumstances and have been consistently applied.
    c. The disclosures related to fair values are complete, adequate, and in accordance with the applicable financial reporting framework.
    d. There are no subsequent events that require adjustments to the fair value measurements and disclosures included in the financial statements.
16. With respect to the supplemental information accompanying the audited financial statements:
    a. We acknowledge our responsibility for the fair presentation of the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, and if applicable, the form and content of the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission in accordance with relevant regulatory requirements or other applicable criteria.
    b. We believe the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission, including its form and content, is fairly stated in all material respects.
    c. The methods of measurement or presentation have not changed from those used in the prior period.
    d. We believe that the Supplemental Schedule of Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission complies, in all material respects, with the regulatory requirements or other applicable criteria.

To the best of our knowledge and belief, no events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

____

(Name of Chief Executive Officer and Title)

2021 CCH Incorporated and/or Its Affiliates. All Rights Reserved.

Stacey Braun Financial Services, Inc.
Report Pursuant to Rule 17a-5(d)
Financial Statements
For The Year End December 31, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

SEC FILE NUMBER
66370

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Stacey Braun Financial Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

377 Broadway, 8th floor
(No. and Street)

New York	NY	10013
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas H. Wexler	(212) 226-7707	DHWWexler@StaceyBraun.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C. - Certified Public Accountants and Advisors
(Name – if individual, state last, first, and middle name)

80 Washington Street, Building S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

02/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas H. Wexler, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Stacey Braun Financial Services, Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

EUNICE BECKER
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01BE4619281
Qualified in New York County
Commission Expires September 24, 2025

Signature: [signature]

Title: President

[signature]
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☐ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Stacey Braun Financial Services, Inc.
Financial Statements
December 31, 2021

Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

Douglas Wexler
Stacey Braun Financial Services, Inc.
New York, NY

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Stacey Braun Financial Services, Inc. as of December 31, 2021, and the related statement of operations, changes in member's equity, and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Stacey Braun Financial Services, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Stacey Braun Financial Services, Inc. management. Our responsibility is to express an opinion on Stacey Braun Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Stacey Braun Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("supplemental information") has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

LMHS, P.C.

LMHS, P.C.
We have served as the Company's auditor since 2020.
Norwell, Massachusetts

February 15, 2022

Stacey Braun Financial Services, Inc.
Statement of Financial Condition
December 31, 2021

Assets

Cash And Cash Equivalents	$	281,708
Accounts Receivable		9,821
Prepaid Expenses		2,628
Total assets	$	294,157

Liabilities and Stockholder's Equity

Liabilities		
Account Payable And Accrued Expenses	$	3,793
Income Taxes Payable		2,709
Total liabilities		6,502
Stockholder's Equity		
Common Stocks, no par value, 200 shares authorized, 10 shares issued and outstanding.		100
Additional Paid-In Capital		14,531
Retained Earnings		273,024
Total stockholder's Equity		287,655
Total Liabilities And Stockholder's Equity	$	294,157

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Income
For The Year End December 31, 2021

Revenues		
Commission income	$	39,760
Fee based income		78,998
Interest		223
Total revenues		118,981
Expenses		
Professional fees		8,000
Other operating expenses		7,494
Management fee		8,316
Total expenses		23,810
Net income before income tax provision		95,171
Income tax provision		6,101
Net income	$	89,070

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Changes in Stockholder's Equity
For The Year End December 31, 2021

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2020	$ 100	$ 14,531	$ 183,954	$ 198,585
Net Income	-	-	89,070	89,070
Balance at December 31, 2021	$ 100	$ 14,531	$ 273,024	$ 287,655

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Statement of Cash Flows
December 31, 2021

Cash flow from operating activities:		
Net income (loss)		$ 89,070
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in :		
Accounts receivable	$ (5,769)	
Prepaid expenses	-	
(Decrease) increase in :		
Account payable and accrued expenses	193	
Income taxes payable	111	
Total adjustments		(5,465)
Net cash and cash equivalents provided by (used in) operating activities		83,605
Net cash and cash equivalents provided by (used in) investing activities		-
Net cash and cash equivalents provided by (used in) financing activities		-
Net increase (decrease) in cash and cash equivalents		83,605
Cash and cash equivalents at December 31, 2020		198,103
Cash and cash equivalents at December 31, 2021		$ 281,708

Cash paid during the year for:	
Interest	$ -
Income taxes	$ 5,989

The accompanying notes are an integral part of these financial statements.

Stacey Braun Financial Services, Inc.
Notes to Financial Statements
December 31, 2021

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Stacey Braun Financial Services, Inc. (the "Company") was incorporated in the State of New York on September 24, 2001. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Companyis a wholly-owned subsidiary of Stacey Braun & Associates, Inc. (the "Parent"). The Company receives most of its revenue through referrals from the Parent.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(1), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Accounts receivable represent commissions earned on securities transactions. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company records commission income and related commission expenses on a trade date basis, except for recurring trade date revenue (such as 12 b-1 revenue) which is recorded when received.

Stacey Braun Financial Services, Inc.
Notes to Financial Statements
December 31, 2021

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company recognizes its revenue in accordance with Accounting Standards Update 2014-09, Revenue from Contracts with Customers: Topic 606. The following table disaggregates the Company's revenue based on timing of satisfaction of performance obligation for the year ended December 31, 2021:

Performance Obligation Satisfied at a Point In Time	$ 118,981
Performance Obligation Satisfied at a Point Over Time	-
	$ 118,981

With the consent of its stockholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder is individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has adopted authoritative standards of accounting for and the disclosure of events that occur after the statement of financial condition date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the state of financial condition. For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect, or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 7).

Stacey Braun Financial Services, Inc.
Notes to Financial Statements
December 31, 2021

NOTE 2: INCOME TAXES

As discussed in Note 1 the Company has elected the S Corporate tax status; therefore, no federal income tax provision is reported.

The Company is subject to the New York City Unincorporated Business Tax, which is based on net income for the year ending December 31, 2021. The estimated tax due of $6,101 has been recorded and appears on the Statement of Income included in this report.

NOTE 3: RELATED-PARTY TRANSACTIONS

The Company pays its Parent for office space, administrative personnel, telephone, office supplies, and other shared administrative expenses under a formal expense sharing agreement. The current fee under this arrangement is $693 per month. At December 31, 2021 the Company incurred $8,316 in management fees paid to the Parent.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

NOTE 4: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes, in such matters, may result in a material impact to the Company's financial position, statement of income or cash flows. As of December 31, 2021, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 5: GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2021 or during the year then ended.

NOTE 6: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 7: SUBSEQUENT EVENTS

As the result of the COVID-19 outbreak in the United States, financial and operational challenges have arisen. The Company has been able to enact procedures to abate the financial and operational effects of the outbreak without a reduction in its workforce. Although these challenges are expected to be temporary, the extent of the financial impact and other possible impacting matters going forward are unknown at this time.

NOTE 7: SUBSEQUENT EVENTS

(Continued)

The Company has evaluated other events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no other events which took place that would have a material impact on its financial statements.

NOTE 8: ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2021, various Accounting Standard Updates issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

In connection with Accounting Standards Codification ("ASC") No. 2016-02, Leases (Topic 842), the Company has a formal expense sharing arrangement with its Parent whereby the Company rents office space from the Parent for a monthly fee (See Note 3). The Company does not possess control over the lease terms. As such, the Company does not have an obligation to record a right to use asset or an offsetting lease obligation. There is no impact to the Company's net capital.

NOTE 9: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $275,206 which was $270,206 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness of $6,502 to net capital was 0.02 to 1.

Stacey Braun Financial Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2021

Computation of net capital		
Common Stock	$ 100	
Additional paid-in capital	14,531	
Retained Earnings	273,024	
Total stockholder's Equity		$ 287,655
Less: Non-allowable assets		
Accounts receivable	(9,821)	
Prepaid expenses	(2,628)	
Total non-allowable assets		(12,449)
Net capital before haircuts		275,206
Total haircuts and undue concentration		-
Net Capital		275,206
Computation of net capital requirements		
Minimum net capital requirement		
6 2/3 percent of net aggregate indebtedness	$ 433	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 270,206
Aggregate indebtedness		$ 6,502
Ratio of aggregate indebtedness to net capital		0.02 : 1

There was no material difference between net capital computation showned here and the net capital computation shown on the Company's unaudited Form X-17A-5 reported dated December 31, 2021.

See independent auditor's report

Stacey Braun Financial Services, Inc.

Schedule II and III - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3

as of December 31, 2021

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(1) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. The Company will effectuate all financial transactions on behalf of its customers on a fully disclosed basis. Accordingly, there are no items to report under the requirements of this Rule.

Stacey Braun Financial Services, Inc.

Schedule IV - Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

as of December 31, 2021

The Company is exempt from the Rule 17a-5(e)(4) as it meets the minimum assessment as for in Section 4(d)(1)(c)of The Securities Investor Protection Act of 1970, as amended.

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Douglas Wexler, CEO
Stacey Braun Financial Services, Inc.
New York, NY

We have reviewed management's statements, included in the accompanying Stacey Braun Financial Services, Inc. Exemption Report in which (1) Stacey Braun Financial Services, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Stacey Braun Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provision") and (2) Stacey Braun Financial Services, Inc., stated that Stacey Braun Financial Services, Inc. met the identified exemption provision throughout the most recent fiscal year of 2021, without exception. Stacey Braun Financial Services, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Stacey Braun Financial Services, Inc. compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P.C.

LMHS, P.C.
We have served as Stacey Braun Financial Services, Inc's auditor since 2020.
Norwell, Massachusetts

February 15, 2022

80 Washington Street, Building S, Norwell, Massachusetts 02061 (781) 878-9111 FX (781) 878-3666 www.lmhspc.com

Members of AICPA

STACEY BRAUN FINANCIAL SERVICES, INC.
MEMBER NASD • SIPC

377 BROADWAY, NEW YORK, N.Y. 10013-3934
(212) 226-7707 • (888) 919-1925
FAX (212) 941-0759

LMHS, P.C.
80 Washington Street, Building S,
Norwell, Massachusetts 02061

February 15, 2022

Assertions Regarding Exemption Provisions

We, as principals of Stacey Braun Financial Services, Inc. ("the company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, principals of the Company hereby make the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, (k)(1).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the most recent fiscal year starting January 1, 2021 through December 31, 2021.

Stacey Braun Financial Services, Inc.

By:

Douglas Wexler, CEO